Insurance Income Strategies Ltd.	Email badderley@applebyglobal.com
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Your Ref

Exhibit 5.1 Opinion	Appleby Ref 439806.0003/BA

[ ] February 2018

Dear Sirs

INSURANCE INCOME STRATEGIES LTD. (COMPANY)

[SUBJECT TO OPINION COMMITTEE APPROVAL]

We act as special legal counsel in Bermuda to the Company, and this opinion as to Bermuda law is addressed to you in connection with the filing by the Company with the United States Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended (Securities Act) of a Registration Statement on Form S-1, as amended (Registration No 333-221083) (Registration Statement), in relation to the registration of up to an aggregate of 5,200,000 units. Each unit will consist of (i) one common share, par value $0.001 (Shares) (ii) one redeemable Class A warrant entitling the holder thereof to purchase one common share at $10.00 per share prior to the fifth anniversary of the date of closing of the offering (Class A Warrants) and (iii) one redeemable Class B warrant entitling the holder thereof to purchase one common share at $11.00 per share prior to the seventh anniversary of the date of closing of the offering (Class B Warrants, and together with the Class A Warrants, Warrants) and, if the over-allotment option is exercised, the offer and sale by the Company of additional units equal to 15% of the Units sold in the offering to the underwriters pursuant to the underwriting agreement to be entered into by the Company and representatives of the underwriters (collectively, the Units), as described in the Prospectus (as defined in the Schedule to this opinion).

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (Documents) together with such other documents we consider necessary to issue this opinion.

Unless otherwise defined herein or in the Schedule to this opinion, terms defined in the Registration Statement and Prospectus have the same meanings when used in this opinion.

Bermuda • British Virgin Islands • Cayman Islands • Guernsey • Hong Kong • Isle of Man • Jersey • Mauritius • Seychelles • Shanghai

1.	Assumptions

In stating our opinion we have assumed:

1.1	the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, faxed or photostatic copies;

1.2	that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

1.3	that where incomplete documents, drafts or signature pages only have been supplied to us for the purposes of issuing this opinion, that the original documents have been duly completed and correspond in all material respects with the last version of the relevant documents examined by us prior to giving our opinion;

1.4	that the Documents do not differ in any material respects from any drafts of the same which we have examined and upon which this opinion is based;

1.5	the genuineness of all signatures on the Documents;

1.6	the authority, capacity and power of each of the persons signing the Documents (other than the Directors or Officers of the Company);

1.7	that any representation, warranty or statement of fact or law, other than as to Bermuda law, made in any of the Documents is true, accurate and complete;

1.8	that the records which were the subject of the Company Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date of the Company Search been materially altered;

1.9	that the records which were the subject of the Litigation Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date of the Litigation Search been materially altered;

1.10	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by the issuance of the Units or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation to be performed or action to be taken as described in the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

Bermuda • British Virgin Islands • Cayman Islands • Guernsey • Hong Kong • Isle of Man • Jersey • Mauritius • Seychelles • Shanghai

1.11	that the Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions passed by the Board of Directors of the Company in a meeting which was duly convened and at which a duly constituted quorum was present and voting throughout and that there is no matter affecting the authority of the Directors to effect the issuance of the Units, not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinions expressed herein;

1.12	that, when the Directors of the Company passed the Resolutions, each of the Directors discharged his fiduciary duties to the Company and acted honestly and in good faith with a view to the best interests of the Company; and

1.13	that the Company has filed the Prospectus in good faith for the purpose of carrying on its business and that at the time it did so, there were reasonable grounds for believing that the activities contemplated by the Prospectus would benefit the Company.

2.	Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:

2.1	The Company is an exempted company validly organised and existing and in good standing under the laws of Bermuda.

2.2	When issued pursuant to the Resolutions and delivered against payment therefore in the circumstances referred to or summarised in the Prospectus, the Shares (including Shares issuable upon exercise of the Warrants) will be validly issued, fully paid, non-assessable shares in capital of the Company.

2.3	All necessary corporate action required to have been taken by the Company in connection with the issue of the Units, Shares and Warrants pursuant to Bermuda law has been taken by or on behalf of the Company.

2.4	All necessary corporate action required to have been taken by the Company pursuant to Bermuda law in connection with (i) the execution and delivery of the Warrant Agreement, (ii) the issue of the warrant certificates pursuant to the Warrant Agreement (Warrant Certificates), and (iii) the issue Unit Certificates, has been taken by or on behalf of the Company.

Bermuda • British Virgin Islands • Cayman Islands • Guernsey • Hong Kong • Isle of Man • Jersey • Mauritius • Seychelles • Shanghai

2.5	The Warrant Agreement has been duly executed by or on behalf of the Company and constitutes legal, valid and binding obligations of the Company, enforceable against the Company.

2.6	The Warrant Certificates and the Unit Certificates will, upon due execution by the Company in accordance with the Resolutions, constitute legal, valid and binding obligations of the Company, enforceable against the Company.

3.	Reservations

We have the following reservations:

3.1	We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the Courts of Bermuda at the date hereof.

3.2	In paragraph 2.1 above, the term good standing means that the Company has received a Certificate of Compliance from the Registrar of Companies in Hamilton Bermuda which confirms that the Company has neither failed to make any filing with any Bermuda governmental authority nor to pay any Bermuda government fee or tax, which might make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda.

3.3	Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between such Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company.

3.4	Searches of the Register of Companies at the office of the Registrar of Companies and of the Supreme Court Causes Book at the Registry of the Supreme Court are not conclusive and it should be noted that the Register of Companies and the Supreme Court Causes Book do not reveal:

Bermuda • British Virgin Islands • Cayman Islands • Guernsey • Hong Kong • Isle of Man • Jersey • Mauritius • Seychelles • Shanghai

3.4.1	details of matters which have been lodged for filing or registration which as a matter of best practice of the Registrar of Companies or the Registry of the Supreme Court would have or should have been disclosed on the public file, the Causes Book or the Judgment Book, as the case may be, but for whatever reason have not actually been filed or registered or are not disclosed or which, notwithstanding filing or registration, at the date and time the search is concluded are for whatever reason not disclosed or do not appear on the public file, the Causes Book or Judgment Book;

3.4.2	details of matters which should have been lodged for filing or registration at the Registrar of Companies or the Registry of the Supreme Court but have not been lodged for filing or registration at the date the search is concluded;

3.4.3	whether an application to the Supreme Court for a winding-up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Causes Book at the date and time the search is concluded;

3.4.4	whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed; or

3.4.5	whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Companies Act 1981.

Furthermore, in the absence of a statutorily defined system for the registration of charges created by companies incorporated outside Bermuda ("overseas companies") over their assets located in Bermuda, it is not possible to determine definitively from searches of the Register of Charges maintained by the Registrar of Companies in respect of such overseas companies what charges have been registered over any of their assets located in Bermuda or whether any one charge has priority over any other charge over such assets.

3.5	In order to issue this opinion we have carried out the Company Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such search.

Bermuda • British Virgin Islands • Cayman Islands • Guernsey • Hong Kong • Isle of Man • Jersey • Mauritius • Seychelles • Shanghai

3.6	In order to issue this opinion we have carried out the Litigation Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date of such search.

3.7	Where an obligation is to be performed in a jurisdiction other than Bermuda, the courts of Bermuda may refuse to enforce it to the extent that such performance would be illegal under the laws of, or contrary to public policy of, such other jurisdiction.

4.	Disclosure

This opinion is furnished to you in connection with the filing of this opinion as an exhibit to the Registration Statement. We consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. As Bermuda attorneys, however, we are not qualified to opine on matters of law of any jurisdiction other than Bermuda, accordingly we do not admit to being an expert within the meaning of the Securities Act.

Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.

Yours faithfully

Appleby (Bermuda) Limited

Bermuda • British Virgin Islands • Cayman Islands • Guernsey • Hong Kong • Isle of Man • Jersey • Mauritius • Seychelles • Shanghai

SCHEDULE

1.	The entries and filings shown in respect of the Company on the files maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search on [ ] 2018 (Company Search).

2.	The entries and filings shown in respect of the Company in the Supreme Court Causes Book maintained at the Registry of the Supreme Court in Hamilton, Bermuda, as revealed by a search on [ ] 2018 (Litigation Search).

3.	Certified copies of the Certificate of Incorporation, Memorandum of Association and Amended and Restated Bye-Laws for the Company (collectively referred to as Constitutional Documents).

4.	Copies of the minutes of a meeting of the Board of Directors of the Company held on [ ] 2018 (Resolutions).

5.	A certified copy of the Foreign Exchange Letter issued by the Bermuda Monetary Authority in relation to the Company.

6.	A Certificate of Compliance, dated [ ] 2018, issued by the Registrar of Companies in respect of the Company.

7.	A PDF copy of a Registration Statement on Form S-1 (Registration No. 333-221083) as filed with the SEC on [ ] 2018 (Registration Statement).

8.	A PDF copy of the prospectus issued by the Company dated [ ] 2018 (Prospectus).

9.	A PDF copy of an executed Underwriting Agreement dated [ ] 2018 made between the Underwriters and the Company (Underwriting Agreement).

10.	A PDF copy of an executed Warrant Agreement dated [ ] 2018 made between the Company and V Stock Transfer, LLC (Warrant Agreement).

11.	A draft form of unit certificate to be issued by the Company and V Stock Transfer, LLC (Unit Certificate).